

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

February 7, 2008

Mr. Michael A. Sicuro
Chief Financial Officer
Asyst Technologies, Inc.
46897 Bayside Parkway
Fremont, CA 94538

> **Re:** **Asyst Technologies, Inc.**
> **Form 10-K as of March 31, 2007**
> **File No. 000-22430**

Dear Mr. Sicuro:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief